SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Eran Gilad —————————————— Eran Gilad CFO

Dated: January 17th, 2006

FOR IMMEDIATE RELEASE

SILICOM ANNOUNCES PUBLICATION OF A
PROSPECTUS FOR AN UNDERWRITTEN PUBLIC
OFFERING IN ISRAEL

KFAR SAVA, Israel, January 17, 2006 – Silicom Ltd. (NASDAQ and TASE: SILC) today announced that it has published a prospectus in Israel in connection with an underwritten offering to the public in Israel either of Ordinary Shares or of a combination of Ordinary Shares and options convertible into Ordinary Shares. This follows the approval of the publication of the prospectus by the Israeli Securities Authority and by the Tel Aviv Stock Exchange. The offering will be made by Silicom only, and not by any selling shareholder. Silicom intends to raise up to a maximum amount of approximately $10 million from the offering, depending on market conditions.

The proposed underwritten public offering is expected to be completed on January 24, 2006; however, there is no guarantee that the proposed offering will be completed.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or U.S. Persons absent registration or an applicable exemption from registration requirements.

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, security appliances and other mission-critical gateway applications. Silicom also offers a broad range of its traditional PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:

Eran Gilad, CFO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: erang@silicom.co.il